ITHAX Acquisition Corp.

555 Madison Avenue
Suite 11A

New York, New York 10022

VIA EDGAR

June 7, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	ITHAX Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed May 20, 2022 File No. 333-263727

Dear Ms. Barberena-Meissner:

ITHAX Acquisition Corp. a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 3, 2022, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on May 20, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 3 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 Filed May 20, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Transaction Accounting Adjustments, page 224

1.	We note disclosure on page F-61 that the Mondee Group LLC (Borrower) promissory note was amended on May 18, 2022. Per the amendment, the principal and interest due may be repaid, at the election of the Borrower, in cash or units of Mondee Holdings LLC (Holdings), or any securities received in redemption of, as a distribution on or in exchange for the units of Holdings in connection with the closing of the transactions contemplated by the Business Combination Agreement. As your pro forma adjustments are limited to a cash settlement scenario, include an additional pro forma presentation which gives effect to unit settlement. In doing so, quantify the number of units required to settle the note and state the current fair value of such units.

In the event that the Borrower intends to settle the obligation by issuing units or other equity securities, tell us your consideration of classifying the note receivable from related party as a component of equity.

U.S. Securities & Exchange Commission

June 7, 2022

The Company respectfully acknowledges the Staff’s comment to include an additional pro forma presentation, which gives effect to the settlement of the amounts outstanding under the Mondee Group Note in the form of New Mondee Common Stock that may, but is not required to be, delivered by Mondee Group to Mondee Inc. in accordance with the terms of the Mondee Group Note, as amended. Accordingly, the Company presents an additional pro forma balance sheet giving effect to the settlement of the Mondee Group Note in New Mondee Common Stock, quantifying the amount of New Mondee Common Stock required to settle the Mondee Group Note and the fair value of the New Mondee Common Stock. We have reflected these changes on pages 235 and 238 to 239 of the Amended Registration Statement, for pro forma balance sheet and related footnotes, respectively.

The Company notes that Mondee Group, as Borrower under the Mondee Group Note, does not intend to issue units or other equity securities, but rather to settle the outstanding obligation with either cash consideration or New Mondee Common Stock immediately upon completion of the Business Combination. In case the settlement of debt is through the transfer of New Mondee Common Stock, such consideration received by Mondee Inc. is expected to be in the nature of treasury stock and will be classified within the stockholders equity.

U.S. Securities & Exchange Commission

June 7, 2022

2.	We note your pro forma balance sheet includes adjustments to cash, other current assets, accrued expenses and other current liabilities, additional paid in capital and accumulated deficit for transaction costs associated with the business combination. Please expand your disclosures which include adjustments for transaction costs to provide more detailed information to reconcile the amounts and items described in the footnotes to the adjustment amounts on the face of the pro forma balance sheet as well as in related footnotes. For example, we note that

•	pro forma adjustment 3(a)(3) depicts the payment of transaction costs totaling $17.2 million; however, at note 3(e) the related adjustment to additional paid in capital for the payment of transaction costs totals only $15.2 million;

•	pro forma adjustment 3(m) eliminates $2.3 million of deferred offering costs in prepaid expenses and other current assets but there is no related adjustment to additional paid in capital for this amount in footnote 3(e);

•	pro forma adjustment 3(f) should reflect the reclassification of ITHAX’s historical accumulated deficit which totals $15 million to additional paid in capital; however, the adjustment amount on the face of the pro forma balance sheet only totals $13.9 million; and

•	pro forma adjustment 3(l) represents the expensing of capitalized transaction costs; however, we did not observe any related reduction of such capitalized costs on your balance sheet as of March 31, 2022. Further, it is not clear why you reference footnote 3(h) for the adjustment to accumulated deficit for these transaction costs.

The Company respectfully acknowledges the Staff’s comment regarding the pro forma balance sheet adjustment explanations.

•	With respect to pro forma adjustment 3(a)(3), the Company submits that the $2 million variance between the $17.2 million total transaction cost explained in note 3(a)(3) and the $15.2 million adjustment to additional paid in capital explained in note 3(e) is owing to $2 million of transaction costs incurred by ITHAX that are recorded within general administrative expenses by ITHAX and accordingly not deferred.

•	With respect to pro forma adjustment 3(m), the Company submits that the $2.3 million of deferred offering costs is recorded within the total $8.5 million adjustment to additional paid in capital. The $8.5 million adjustment to additional paid in capital represents Mondee’s total estimated transaction costs expected in relation with the Business Combination.

The total $8.5 million cost includes, $2.3 million of transaction costs that have been incurred as of March 31, 2022 and $6.2 million of remaining cost that represents estimated costs that are expected to be incurred leading up to the completion of the Business Combination.

U.S. Securities & Exchange Commission

June 7, 2022

•	With regards to pro forma adjustment 3(f), the Company submits the $13.9 million adjustment to accumulated deficit includes a combination of adjustments such as reclassification of historical deficit of ITHAX into additional paid in capital of New Mondee and the $1.0 million pro forma adjustment to accumulated deficit attributable to the incentive units that accelerate vesting upon the execution of the Business Combination, as described in note 3(e)(6). We respectfully draw your attention to explanation included in adjustment 3(l) covering details over incentive units totaling $0.1 million.

•	With regards to pro forma adjustment 3(l), the Company submits the $0.1 million expense represents the allocated portion of ITHAX’s transaction costs attributable to public warrant liabilities, accordingly recorded within other income (expense) in the unaudited pro forma condensed combined statements of operations, with a corresponding increase to accumulated deficit on the balance sheet, as described in note 3(f).

With regards to pro forma adjustment 3(h), the Company has repositioned the adjustment into the subsection Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2022.

3.	We note you reflect the settlement of the related party loan receivable on the pro forma balance sheet and refer to footnote 3(k). However, footnote 3(k) is presented under the subheading, Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2021 and three months ended March 31, 2022. Please reposition this footnote as part of the adjustments to the pro forma balance sheet and include a separate footnote, within the adjustments to the pro forma statements of operations, to explain the related adjustment to interest income.

The Company respectfully acknowledges the Staff’s comment on the position of pro forma adjustment 3(k). The Company submits that it has repositioned note 3(k) into the subsection Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2022. We added a separate note 3(n) within the adjustment to the pro forma statements of operations to explain the adjustments to interest income, as reflected on page 249 of the Amended Registration Statement.

Exhibits
Exhibit 5.1, Opinion of Reed Smith LLP, page 3

4.	If the principal opinion will assume that the company “is validly existing and in good standing” and the other assumptions which counsel lists in paragraph (f), it appears that a second legality opinion would be required. Please obtain and file a second opinion which addresses those points such that counsel for the extant opinion may rely on the additional opinion (of local counsel) in rendering its opinion. In the alternative, please ask counsel to provide a revised opinion which does not assume any of the material facts underlying the opinion. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm See also Section II.B.2.e (regarding requirements when reincorporation will take place prior to closing).

The Company respectfully advises the Staff that it has filed an opinion of its Cayman Islands legal counsel as Exhibit 5.2 to the Amended Registration Statement. Such opinion addresses the points listed in paragraph (f) of Exhibit 5.1.

U.S. Securities & Exchange Commission

June 7, 2022

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Orestes Fintiklis
Orestes Fintiklis Chief Executive Officer and Director
ITHAX Acquisition Corp.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP

Alexander Lloyd, Michael P. Considine, P.C., Michele M. Cumpston, Kirkland & Ellis LLP